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Media Release
Planegg/Munich, Germany, 24 March, 2023

MorphoSys AG: Repurchase of portion of outstanding convertible bonds due 2025 (ISIN DE000A3H2XW6)
MorphoSys AG (the “Company”) hereby announces that it has repurchased outstanding convertible bonds due 2025 issued by MorphoSys AG (ISIN DE000A3H2XW6) (the “Bonds”), via a modified reverse Dutch auction procedure announced on 23 March 2023. At the close of the modified reverse Dutch auction procedure, the Company has agreed to purchase Bonds representing EUR 62.9 million in aggregate principal amount (approximately 19 % of the outstanding principal amount).

The purchase price per EUR 100,000 nominal amount will be EUR 64,000. In addition, the Company will pay interest accrued on the Bonds from and including the immediately preceding interest payment date to but excluding the settlement date of the repurchase, which amounts to EUR 283.311 per Bond. Following the settlement of the repurchase which is expected to occur on or around 30 March 2023, an aggregate principal amount of the Bonds of EUR 262.1 million will be outstanding.

Disclaimer
This publication may not be published, distributed or transmitted, directly or indirectly, in the United States (including its territories and possessions), Australia, South Africa or Japan or any other jurisdiction where such an announcement would be unlawful. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession this document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
This publication is not an extension of a tender offer in the United States for securities of the Company. A tender offer for the sale of Bonds is not being made within the United States or to, or for the account or benefit of, persons located or resident in the United States.
In the United Kingdom, this document is only being distributed to and is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) are persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines to patients, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial
1 Assuming Settlement date on 30 March 2023

condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com
Dealer Manager Contact
J.P. Morgan SE
TaunusTurm
Taunustor 1
60310 Frankfurt
Germany

Attention: Equity-Linked Desk
Email: EQL_LM@jpmorgan.com